Exhibit 99.1

DEFSEC Technologies Inc. Announces Full Year Fiscal 2025 Results and Outlook for Fiscal 2026

▪	Revenue up 229% over fiscal 2024, from $1.5 million to $4.9 million, with continuing momentum post year-end;

▪	Expected program billings on an annualized go-forward basis for Government programs of $8.8 million as of February, 2026 with continued growth;

▪	Strong financial position to execute operational plan through calendar 2026;

▪	First DEFSEC LightningTM SaaS order received.

OTTAWA, ON December 29, 2025 – DEFSEC Technologies Inc. (TSXV: DFSC and DFSC.WT.U; NASDAQ: DFSC and DFSCW) ("DEFSEC" or the "Company") is pleased to announce the highlights of its financial year ended September 30, 2025 ("FY2025") results and the outlook for fiscal 2026. This announcement is a summary only and should be read in conjunction with DEFSEC's audited consolidated financial statements for the years ended September 30, 2025, 2024 and 2023, management's discussion and analysis for the year ended September 30, 2025, and Form 20-F Annual Report for the year ended September 30, 2025, all of which have been filed on the Company's SEDAR+ and EDGAR profiles, respectively. All figures are stated in Canadian Dollars unless otherwise noted.

"Fiscal 2025 was a break-out year for Company revenue growth and progress towards improved cash flow and profitability," said Sean Homuth, DEFSEC President and CEO. "Management currently believes it has a reasonable basis to support calendar 2026 forecasted activities based on cash on hand, anticipated revenue streams and planned expenditures in the fiscal year, subject to execution of the Company's operating plan and other factors described in its public filings."

The Company also reported that subsequent to year-end it received its first order for the DEFSEC LightningTM real-time situational awareness system offered as a hosted Software as a Service ("SaaS") for first responders. Mr. Homuth added, "The strong interest in DEFSEC LightningTM is very promising as we plan the full commercial release for early in 2026."

Much of the revenue growth in FY2025 was driven by increases in task orders for the Company's software services for the Canadian Department of National Defence under two foundational long-term program contracts: (i) Directorate Land Command Systems Program Management Software Engineering Facility ("DSEF"); and (ii) land command, control, communications, computers, intelligence, surveillance and reconnaissance ("Land C4ISR"), for the digital modernisation of the Canadian Forces. These multi-year contracts, with renewal options, currently provide for up to $75 million in programmatic services revenue through the initial contract period that run through 2028 and 2029, respectively. Beginning in February 2026, the Company's program billings on an annualized go-forward basis is expected to grow to approximately $8.81 million with 41 anticipated roles staffed across both programs by February 2026. This represents a substantial increase in momentum in revenue growth. The Company estimates annualized gross margin on a go-forward basis as of February 2026 for programmatic work to increase to approximately $2.62 million.

1 Unaudited, non-IFRS measure. See "Non-IFRS Measures" in this news release.

2 Unaudited, non-IFRS measure. See "Non-IFRS Measures" in this news release.

In FY2025, the Company also received and delivered an order for evaluation of prototypes of its Battlefield Laser Detection System ("BLDS") for a major North American armoured vehicle program. "We are now actively engaged in discussions with large Canadian-based Defence primes who have approached us to explore partnering to incorporate BLDS into their Canadian offerings and programs," said Mr. Homuth.

The Company's less-lethal ARWEN products also increased revenue and margin contribution to the business in FY2025, with revenue almost doubling from $0.5 million to $0.9 million. "Besides the growing revenue momentum in the ARWEN business, it also created an opportunity in FY2025 to incorporate our PARA SHOTTM technology into a new training cartridge in response to customer demand from many of our ARWEN customers," said Mr. Homuth. "This has now been developed and is in the final stages of preparation for scaled production."

Management believes that its extensive customer base of law enforcement agencies for ARWEN throughout North America is a ready market for its new products like PARA SHOTTM as well as DEFSEC LightningTM.

Full Year 2025 Financial Highlights:

DEFSEC's digitization revenue in FY2025 was $4.0 million, a 289% increase over fiscal 2024 ("FY2024"). Total revenue increased 229% over FY2024 to $4.9 million.

Gross margin was $1.7 million, or 35.2% of total revenue, in FY2025, compared to $0.5 million, or 32.3% of total revenue, in FY2024.

Operating loss was $9.1 million in FY2025 as compared to a loss of $9.8 million in FY2024.

Total cash and cash equivalents were $6.7 million as at September 30, 2025 compared to $0.3 million as at September 30, 2024.

Major Highlights – Financings

On August 7, 2025, the Company announced the closing of a public offering of 759,879 common shares in the capital of the Company (each, a "Common Share") (or pre-funded warrants in lieu thereof), together with Common Share purchase warrants (each, a "Warrant") to purchase up to 759,879 Common Shares at a combined public offering price of $8.955 per Common Share (or pre-funded warrant in lieu thereof) and Warrant, for gross proceeds to the Company of approximately $6.8 million, before deducting placement agent fees and other offering expenses payable by the Company. The Warrants have an exercise price of $10.52 per Common Share, are exercisable upon issuance and expire on August 7, 2030. H.C. Wainwright & Co. acted as the exclusive placement agent for the offering. The Common Shares and Warrants were offered pursuant to a registration statement on Form F-1 (File No. 333-288827), which was declared effective by the U.S. Securities and Exchange Commission (the "SEC") on July 23, 2025.

On December 17, 2025, the Company entered into definitive agreements for the purchase and sale of 566,040 Common Shares at a purchase price of $3.64 (US$2.65) per Common Share in a registered direct offering. In a concurrent private placement, on December 18, 2025, the Company issued unregistered Common Share purchase warrants to purchase up to 566,040 Common Shares at an exercise price of $4.27 per Common Share that are immediately exercisable upon issuance and expire on December 18, 2030.

For further information, please contact:

Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer
welsh@defsectec.com

Sean Homuth, President and Chief Executive Officer
homuth@defsectec.com

Jason Frame, Investor Relations
+1 (587) 225-2599
frame@defsectec.com

About DEFSEC

DEFSEC (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCSW) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA SHOTTM with applications across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada, with a representative office in London, UK.

For more information, please visit https://www.defsectec.com

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties. Forward-looking statements included in this include, but are not limited to: management's belief of sufficiency of available financial resources to support forecasted activities in 2026 based on cash on hand, anticipated revenue streams and planned expenditures in the fiscal year, subject to execution of the Company's operating plan and other factors described in its public filings; interest in DEFSEC LightningTM as well as timing of full commercial release thereof; the Company's estimates of increases to annualized gross margin on a go-forward basis as of February 2026 and extent thereof, if any; the stage of scaled production for the PARA SHOTTM technology into new training cartridges and timing of release thereof; and management's belief that its extensive customer base of law enforcement agencies for ARWEN throughout North America is a ready market for its new products like PARA SHOTTM as well as DEFSEC LightningTM.

Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this news release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including DEFSEC's inability to execute on its current operating plan and/or fiscal 2026 forecasted activities, DEFSEC's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products in fiscal 2026 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by DEFSEC, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its ARWEN® and PARA SHOTTM products, inability to commercialize DEFSEC's next generation Battlefield Laser Detection System, inability to secure or complete the execution of government contracts, inability to drive growth in DEFSEC's ARWEN® product line, inability to advance the commercialization of DEFSEC's PARA SHOTTM products, delay or inability to launch DEFSEC's Lightning SaaS offering, lower than expected or delayed demand for DEFSEC's BLDS, overall interest in DEFSEC's products being lower than anticipated or expected; general economic and stock market conditions; a stagnation or decrease in North American defense and public safety spending, adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of DEFSEC to implement and execute its business strategies; risks and uncertainties detailed from time to time in DEFSEC's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Non-IFRS Measures

This news release makes reference to certain non-IFRS measures. These measures are not recognized measures under the International Financial Reporting Standards ("IFRS"), do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

The non-IFRS measures used in this news release. includes "annualized gross margin contribution" and "program billings on annualized go-forward basis", which are unaudited, non-IFRS measures.

"Annualized gross margin contribution", refers to gross margin dollars based on the staff and other related costs for the entire year at the program billing rate. Management believes annualized gross margin contribution is a useful measure because it aligns with annualized revenue and billings. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which this non-IFRS measure relates is gross margin.

"Program billings on annualized go-forward basis", refers to programmatic revenue based on the roles staffed for a full year at the program billing rate. Management believes program billings on annualized go-forward basis is a useful measure because it reflects management's estimate of annualized revenues based on current contractual taskings as of the date of this release. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which the non-IFRS measure relates is revenue.

These non-IFRS financial measures reflect an additional way of viewing aspects of the Company's operations that, when viewed with IFRS results and the reconciliations to the corresponding IFRS financial measures, may provide a more complete understanding of factors and trends affecting the Company's business. Because non-IFRS financial measures exclude the effect of items that will increase or decrease the Company's reported results of operations, management strongly encourages investors to review the Company's consolidated financial statements and publicly filed reports in their entirety under the Company's profile on EDGAR and SEDAR+.

Excerpts from Audited Consolidated Financial Statements of DEFSEC Technologies Inc. for the years ended September 30, 2025, 2024 and 2023

DEFSEC TECHNOLOGIES INC.

Consolidated Statements of Financial Position

As at September 30, 2025 and September 30, 2024

	September 30, 2025	September 30, 2024
ASSETS
Cash and cash equivalents	$6,686,429	$256,828
Restricted short-term investment	47,500	30,000
Trade and other receivables	1,494,152	567,875
Inventories	519,609	533,163
Prepaid expenses and other	163,562	179,051
Deferred costs	34,773	275,438
Current assets	8,946,025	1,842,355
Property and equipment	279,132	311,712
Right-of-use assets	1,165,181	230,124
Deposit	46,132	28,806
Intangible assets	2,390,030	3,174,832
Deferred costs	94,976	29,319
Non-current assets	3,975,451	3,774,793
Total Assets	$12,921,476	$5,617,148

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	$2,310,662	$1,660,637
Accrued royalties liability	200,000	200,000
Lease obligations	188,907	147,078
Contract liabilities	7,671	120,571
Warrant liabilities	210,965	847,295
Current liabilities	2,918,205	2,975,581
Accrued royalties liability	1,087,009	1,118,135
Lease obligations	1,114,543	155,145
Non-current liabilities	2,201,552	1,273,280
Total Liabilities	5,119,757	4,248,861
Shareholders' Equity
Share capital	47,003,991	37,822,725
Warrants	7,764,412	1,084,687
Contributed surplus	5,398,445	5,152,753
Accumulated other comprehensive loss	(85,077)	(38,520)
Accumulated deficit	(52,280,052)	(42,653,358)
Total Shareholders' Equity	7,801,719	1,368,287
Total Liabilities and Shareholders' Equity	$12,921,476	$5,617,148

Refer to the audited consolidated financial statements for the years ended September 30, 2025, 2024 and 2023

DEFSEC TECHNOLOGIES INC.

Condensed Consolidated Statements of Net Loss and Comprehensive Loss

For the years ended September 30, 2025, 2024 and 2023

(Expressed in Canadian dollars, except share amounts)

	September 30, 2025	September 30, 2024	September 30, 2023
Revenue	$4,942,626	$1,504,328	$1,234,450
Cost of sales	(3,204,578)	(1,017,826)	(1,425,828)
Gross profit (loss)	1,738,048	486,502	(191,378)

Operating expenses
General and administrative	5,225,997	4,836,815	6,165,297
Selling and marketing	2,037,088	1,525,228	2,892,679
Research and development, net	2,367,995	2,354,160	1,529,572
Share-based compensation	113,692	291,761	373,554
Depreciation and amortization	1,073,727	1,277,911	952,508
Total operating expenses	10,818,499	10,285,875	11,913,610

Operating loss	(9,080,451)	(9,799,373)	(12,104,988)

Other income (expenses)
Share issuance costs	(1,807,686)	(541,566)	(1,985,074)
Net finance costs	(173,375)	(196,323)	(668,034)
Foreign exchange gain (loss)	114,347	59,191	(98,275)
Impairment of right-of-use assets	(88,596)	–	–
Gain/loss on disposals	6,809	(7,256)	(291,181)
Change in fair value of warrant liabilities	1,402,258	3,047,568	5,841,192
Total other income (expenses), net	(546,243)	2,361,614	2,798,628
Loss before income taxes	(9,626,694)	(7,437,759)	(9,306,360)
Income tax recovery
Deferred tax recovery	–	–	–
Net loss	$(9,626,694)	$(7,437,759)	$(9,306,360)

Other comprehensive income (loss):
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences	(46,557)	1,143	61,755
Total comprehensive loss	$(9,673,251)	$(7,436,616)	$(9,244,605)

Net loss per share
Basic and diluted	$(15.78)	$(188.86)	$(478.85)

Weighted average number of shares outstanding
Basic and diluted	610,169	39,382	19,435

Refer to the audited consolidated financial statements for the years ended September 30, 2025, 2024 and 2023

DEFSEC TECHNOLOGIES INC.

Consolidated Statements of Cash Flows

Years ended September 30, 2025 and 2024

	September 30, 2025	September 30, 2024
OPERATING ACTIVITIES
Net loss	$(9,626,694)	$(7,437,759)
Items not affecting cash:
Depreciation and amortization	1,081,590	1,277,911
Share-based compensation	113,692	291,761
Change in fair value of warrant liabilities (including related foreign exchange gain)	(1,325,549)	(3,047,568)
Net finance costs	173,375	196,323
Impairment of intangible assets	–	–
Impairment of ROU asset	72,868	–
Loss on disposals	–	7,256
Gain on debt settlement	(500)	–
Unrealized foreign exchange loss	29,637	–
Changes in non-cash working capital items	(358,246)	(343,671)
Interest received (paid)	74,896	(4,997)
Add back items not affecting operating activities:
Share issuance costs	1,807,686	–
Cash used in operating activities	(7,957,245)	(9,060,744)

INVESTING ACTIVITIES
Additions of property and equipment	(140,620)	(101,330)
Investments in intangible assets	(26,675)	(9,823)
Purchase of restricted short-term investment	(17,500)	–
Deposit for advanced royalties	–	–
Recognition of open orders from acquisition	4,387	–
Cash flows used in investing activities	(180,408)	(111,153)

FINANCING ACTIVITIES
Proceeds from U.S. IPO and Canadian Offering, net	–	–
Proceeds from the issuance of common shares and warrants	18,718,524	4,965,680
Payments of share offering costs	(4,346,838)	(747,926)
Payments of lease obligations	(172,153)	(197,651)
Proceeds from exercise of warrants	402,837	1,613
Repayment of borrowings	–	–
Proceeds from exercise of stock options	–	–
Repurchase of vested RSUs and PSUs	–	–
Cash flows provided by financing activities	14,602,370	4,021,716

Net change in cash during the year	6,429,717	(5,150,181)
Cash and cash equivalents, beginning of year	256,828	5,407,009
Effect of exchange rates on cash	(35,116)	–
Cash and cash equivalents, end of year	$6,686,429	$256,828

Refer to the audited consolidated financial statements for the years ended September 30, 2025, 2024 and 2023